FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For the month of: September 2005

001-31609
(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|  No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On September 20, 2005, Telkom SA Limited ("Telkom”), announced that top management employees have taken leave of absence with effect from September 19, 2005. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit	Description

99.1	Announcement, dated September 20, 2005, issued by Telkom, announcing that top management employees have taken leave of absence with effect from September 19, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Kaushik Patel
Kaushik Patel
Chief Financial Officer

Date:	September 22, 2005